MEMORANDUM
TO:	Edward Bartz U. S. Securities and Exchange Commission
FROM:	Susan S. Rhee Senior Vice President & General Counsel
DATE:	December 17, 2010
SUBJECT:	Response to Comments to Form N-1A for JNL Investors Series Trust (“Trust”) File Nos: 333-43300 and 811-10041

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (“Commission” and “Commission Staff”, as appropriate) comments received on December 17, 2010 to the Trust’s 485APOS filing on Form N1-A.

The comments are repeated below in italics, with responses immediately following. We have also included the revised pages from the prospectus and SAI, as applicable.

Prospectus

1.	Please add the class identifiers for each Fund to the cover page.

Response: The Registrant has added the class identifiers to each Fund on the cover page.

2.	For the JNL Money Market Fund:

a.	In the table entitled “Annual Fund Operating Expenses,” please conform the table to follow the instructions outlined in Form N-1A.

Response: The Registrant notes that Item 3 of Form N-1A allows the Management Fee and Administrative Fee to be included in one line of the “Annual Fund Operating Expenses” table.  Additionally, the Registrant has made the applicable changes to confirm with the Form N-1A, so that the table reads as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.19%
Rule 12b-1 Fee	0.00%
Other Expenses	0.01%
Total Annual Fund Operating Expenses	0.20%

3.	For the JNL/PPM America Total Return Fund:

a.	In the table entitled “Annual Fund Operating Expenses,” please conform the table to follow the instructions outlined in Form N-1A.

Response:  The Registrant notes that Item 3 of Form N-1A allows the Management Fee and Administrative Fee to be included in one line of the “Annual Fund Operating Expenses” table.  Additionally, the Registrant has made the applicable changes to confirm with the Form N-1A, so that the table reads as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a Percentage of the value of your investment)
Management Fee	0.60%
Rule 12b-1 Fee	0.00%
Other Expenses	0.00%
Acquired Fund Fees and Expenses	0.04%
Total Annual Fund Operating Expenses	0.64%

Registrant also notes that pursuant to comments from the Trust’s Adviser, the table does not have any associated footnotes.

It is the Trust’s intention to respond fully to the Commission Staff’s comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336.  Thank you for your prompt attention to this matter.

cc:           File

1 Corporate Way   Lansing, MI  48951   Phone: (517) 367-4336   Fax: (517) 706-5517   Toll Free: (800) 565-9044  email: susan.rhee@jackson.com

Prospectus – Comment 1

PROSPECTUS
Class A Shares
December 27, 2010
JNL® INVESTORS SERIES TRUST
Business Address:  1 Corporate Way • Lansing, Michigan 48951
Mailing Address:  22 5 W. Wacker Drive, Suite 1200 • Chicago, Illinois 60606

JNL Money Market Fund   (Institutional Class)
JNL/PPM America Total Return Fund   (Class A)

The Securities and Exchange Commission (“SEC”) has not approved or disapproved the Trust’s securities, or determined whether this prospectus is accurate or complete.  It is a criminal offense to state otherwise.

_______________

Prospectus – Comment 2

Summary

JNL Money Market Fund

Investment Objective. The investment objective of the Fund is to achieve as high a level of current income as is consistent with the preservation of capital and maintenance of liquidity.

Fees and Expenses.   The table below shows the fees and expenses you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)

Sales Charge
Maximum Sales Charge Imposed on purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (as a percentage of purchase price or redemption price, whichever is less)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.19%
Rule 12b-1 Fee	0.00%
Other Expenses	0.01%
Total Annual Fund Operating Expenses	0.20%

Expense Example .   This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.   The table below shows the expenses you would pay on a $10,000 investment, assuming: (1) a 5% annual return each year;  (2) all dividends and distributions are reinvested; and (3) the Fund operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Example (if you sell your shares at the end of each period)
1 Year	$20
3 Years	$64
5 years	$113
10 Years	$255

Expense Example (if you do not sell your shares at the end of each period)
1 Year	$20
3 Years	$64
5 years	$113
10 Years	$255

Principal Investment Strategies.  The Fund invests in high-quality, U.S. dollar-denominated money market instruments that mature in 397 days or less.  The Fund primarily invests in money market instruments rated in one of the two highest short-term credit rating categories, including: (i) obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies and instrumentalities or by state and local governments; (ii) time deposits, certificates of deposit and bankers acceptances, issued by banks and other lending institutions; (iii) commercial paper and other short-term obligations of U.S. and foreign issuers (including asset-backed securities); (iv) obligations issued or guaranteed by foreign governments or any of their political subdivisions, agencies or instrumentalities, including obligations of supranational entities; and (v) repurchase agreements on obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities.

The Sub-Adviser manages the Fund to meet the requirements of Rule 2a-7 under the 1940 Act, including those as to quality, diversification and maturity.  The Fund may invest more than 25% of its assets in the banking industry.

Prospectus – Comment 3

Summary

JNL/PPM America Total Return Fund

Investment Objective.   The investment objective of the Fund is to realize maximum total return, consistent with the preservation of capital and prudent investment management.

Fees and Expenses.   The table below shows the fees and expenses you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)

Sales Charge
Maximum Sales Charge Imposed on purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (as a percentage of purchase price or redemption price, whichever is less)	None

Annual Fund Operating Expenses (expenses that you pay each year as a Percentage of the value of your investment)
Management Fee	0.60%
Rule 12b-1 Fee	0.00%
Other Expenses	0.00%
Acquired Fund Fees and Expenses	0.04%
Total Annual Fund Operating Expenses	0.64%

Expense Example .   This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.   The table below shows the expenses you would pay on a $10,000 investment, assuming: (1) a 5% annual return each year;  (2) all dividends and distributions are reinvested; and (3) the Fund operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Example (if you sell your shares at the end of each period)
1 Year	$65
3 Years	$205
5 years	$357
10 Years	$798

Expense Example (if you do not sell your shares at the end of each period)
1 Year	$65
3 Years	$205
5 years	$357
10 Years	$798

Portfolio Turnover (% of average value of portfolio).   The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover may indicate higher transaction costs.  These costs, which are not reflected in annual fund operating expenses or in the expense example, affect the Fund’s performance.

Period
11/1/2009 – 10/31/2010	246%

Principal Investment Strategies.   The Fund seeks to achieve its objective by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of fixed-income investments of U.S. and foreign issuers such as government, corporate, mortgage- and other asset-backed securities and cash equivalents. For purposes of satisfying the 80% requirement, the Fund may also invest in derivative instruments that have economic characteristics similar to the fixed income instruments mentioned above. The average portfolio duration of the Fund normally varies within two years (plus or minus) of the duration of the Barclays Capital Aggregate Bond Index.  The Fund seeks to manage duration versus the duration of the benchmark as a reflection of its expectation for future changes in interest rates.

The Fund may invest up to 20% of its total assets in high-yield securities (“junk bonds”) rated B or higher by Moody’s or equivalently rated by S&P or Fitch, or, if unrated, determined by the Sub-Adviser to be of comparable quality. The Fund may invest up to 30% of its total assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers, including emerging markets issuers. Foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) normally will be limited to 20% of the Fund’s total assets.